Exhibit 99.1

TransAlta Announces Conversion Results for Series G Preferred Shares

CALGARY, Sept. 17, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA)(NYSE: TAC) announced today that after taking into account all election notices received for the conversion of the Cumulative Redeemable Rate Reset Preferred Shares, Series G (the "Series G Shares") into Cumulative Redeemable Floating Rate Preferred Shares, Series H (the "Series H Shares"), there were only 140,730 Series G Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series H Shares. As a result, none of the Series G Shares will be converted into Series H Shares on September 30, 2019.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-announces-conversion-results-for-series-g-preferred-shares-300919282.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2019/17/c9162.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 17-SEP-19